[LETTERHEAD]

October 24, 2008

Mr. Larry Spirgel
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Eagle Bend Holding Company. (the Company)
Form SB-2 Registration Statement
File Number: 333-148180

Dear Mr. Spirgel;

This is in response to your October 16, 2008 comment letter to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Results of Operations, page 13

1. The Company has provided additional disclosure.

Proposed Milestones to Implement Business Operations,  page 15.

3. The Company has provided additional disclosure to discuss the potential illiquidity of the Iptimize common stock. We have also included a risk factor regarding the sale of stock received as compensation.

The Company has noted the comments by the Staff in the Closing Statements section. If you have any additional questions, do not hesitate to contact the undersigned at (303) 793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner